
March 21, 2012

Via E-mail
Elka Yaron
President and Chief Executive Officer
Eco Planet Corp.
93 S Jackson St #34786
Seattle, WA 98104-2818

> **Re:** **Eco Planet Corp.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed March 12, 2012**
> **File No. 333-179130**

Dear Ms. Yaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter to you dated February 16, 2012. In light of your response, please revise your prospectus to disclose, if true, that you do not have any plans to engage in a merger or acquisition with any entity in the future. Additionally, please disclose in the prospectus your belief that you are not a blank check company.

2. Please revise your prospectus to disclose that you are a shell company. In this regard, we note your response to comment two of our letter to you dated February 16, 2012. Specifically, we note the addition to your registration statement of the disclosure regarding your discussions with a potential light bulb supplier. Additionally, we note that:

- your only assets continue to consist of $19,980 in cash and $4,500 in deferred offering costs;

- you have no revenues and no contracts or agreements with customers or suppliers; and

- your business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model, entering into discussions with a light bulb supplier and filing a registration statement.

Rule 405 of the Securities Act defines a shell company as a registrant that has "no or nominal operations" and "assets consisting solely of cash and cash equivalents." In light of the facts above and the definition of a shell company founded in Rule 405, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Risk Factors, page 6

3.   We note your response to comment seven of our letter to you dated February 16, 2012. In light of your shell company status, as previously requested, please add a risk factor to your registration statement addressing the risks associated with your status as a shell company.

Use of Proceeds, page 13

4.   We note your response to comment ten of our letter to you dated February 16, 2012, and your revised disclosure. As you have now eliminated the 35% minimum offering amount, please revise and update your use of proceeds disclosure to reflect the sale of 20% rather than 35% of the maximum offering amount.

Business, page 20

5.   We note your new disclosure about your website (www.eco-p.org). We further note that there is an existing website at www.ecoplanet.com that appears to offer services and products that might overlap with those that you intend to offer. Please tell us whether this website is related to your activities or otherwise affiliated with your company or its founders. If there is no such connection, please tell us what consideration, if any, you gave to the existence of this website and whether it presents any risks for you (e.g., with respect to intellectual property rights, competition, marketplace confusion).

<u>Marketing strategy, page 24</u>

6.   We note your response to comment 18 of our letter to you dated February 16, 2012, and your revised disclosure. Please further revise your business disclosure to add a subsection identifying the countries in which you will market and hope to sell your products. In this regard, we note that the market information you provide beginning on page 21 appears to focus on the United States, and on page 24 you indicate that you might engage in marketing in Israel via the local press and on page 26 you state in the context of a regulatory discussion that Israel is your initial target market. See Item 101(h)(4)(i) of Regulation S-K.

<u>Government Regulations and Industry Standards, page 26</u>

7.   We note your response to comment 22 of our letter to you dated February 16, 2012. Specifically, we note your disclosure of risks related to operating on the Internet in paragraphs one, three, four and five of the Government Regulations and Industry Standards subsection beginning on page 26. Please move these paragraphs to the Risk Factors section of your prospectus revising and using subheadings as appropriate.

        You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

                                                Sincerely,

                                                /s/ Dietrich King for

                                                Mara L. Ransom
                                                Assistant Director

cc: Jonathan D. Strum, Esq.